Exhibit 99.51

Sandspring presents drill results from Holes TPD117 –TPD128 at the
Toroparu gold-copper deposit and a 350m deposit model extension

February 3, 2011 – SANDSPRING RESOURCES LTD. (SSP: TSX-V) (“Sandspring” or the “Company”) is pleased to announce an update of new gold and copper assay results from drilling in the area of the Toroparu gold-copper deposit in the Republic of Guyana, South America.

On September 15, 2010, Sandspring announced an updated NI 43-101 compliant single optimized open pit shell resource independently modeled by P&E Mining Consultants, Toronto, featuring an Indicated mineral resource of 2.64 million oz. gold and 262 million pounds copper at a grade of 0.83g/t gold and 0.12% copper and an additional Inferred mineral resource of 3.42 million oz. gold and 216 million pounds copper at a grade of 0.76g/t gold and 0.07% copper based on a total drill hole database of 41,659m in 93 holes. The full Technical Report, filed on October 13th, 2010 can be found on www.sedar.com.

New assay results from holes TPD117 – TPD128 comprise an additional 6328m of drilling mainly designed to optimize and expand grade and tonnage parameters of the known NI 43-101 compliant Toroparu gold-copper resource and to test continuity at various step-out locations along strike (Table 1). Holes 122, 124 and 126, the first-ever exploration drill holes into an extensive geophysical anomaly at the off-trend Timmermans historical alluvial mining area 7km to the northeast, hit widespread alteration and encouraging initial gold assay results. Along with results for Holes TPD105 – TPD116 reported on December 15, 2010, assay results from a total of 63,614m of diamond drilling have now been disclosed to date on the Toroparu Property.

Drill collar locations and hole traces relative to the current NI 43-101 compliant optimized open pit resource model surface contour and the newly modelled 350m extension to the Toroparu deposit may be viewed in Figure 1.

Abraham Drost, P.Geo., President of Sandspring states… “a new wireframe model of the deposit shows a 350m extension to the northwest which has exciting implications for future resource growth. Evaluation of step-out drilling to the northwest has also identified two additional mineralized lenses to the Toroparu deposit in the extension area (the “Southern” and “Northern” lenses). The latest assay results from drilling at Toroparu sets the stage for completion of a new resource update and the Preliminary Economic Assessment. Review of additional target areas and Infill drilling to Feasibility-ready Measured and/or Indicated resource quality status continues at this time.”

Figure 1: Drill collar locations for drill holes TPD 117-128 relative to NI 43-101 Mineral Resource Contour

Table 1: Weighted Average Composite Grade Intervals, Holes TPD117 to 128
Hole ID	From(m)	To(m)	Length(m)	Gold(g/t)	Cu (%)	Comment

TPD-117	23.5	26.5	3.0	1.60	0.02	Stepout
incl.	23.5	25.0	1.5	3.02	0.03
	36.0	37.5	1.5	0.59	0.01
	127.5	129.0	1.5	9.80	0.02
	148.5	150.0	1.5	0.55	0.02
	154.5	156.0	1.5	1.51	0.01
incl.	154.5	156.0	1.5	1.51	0.01

	205.5	213.0	7.5	1.02	0.01
incl.	205.5	207.0	1.5	2.42	0.01
	222	235.5	13.5	1.03	0.02
incl.	225.0	226.5	1.5	2.27	nil
and	232.5	234.0	1.5	1.75	0.02
	291.0	342.0	51.0	0.84	0.02
incl.	291.0	292.5	1.5	1.73	0.01
and	300.0	301.5	1.5	2.06	0.01
and	304.5	310.5	6.0	2.66	0.08
	346.5	370.5	24.0	0.58	0.01
incl.	361.5	363.0	1.5	2.07	0.01
and	364.5	366.0	1.5	1.64	0.01
	378.0	433.5	55.5	0.95	nil
incl.	391.5	393.0	1.5	1.71	0.01
and	414.0	415.5	1.5	3.41	nil
and	432.0	433.5	1.5	37.7*	0.01
	471.0	474.0	3.0	1.07	0.01
incl.	472.5	474.0	1.5	1.86	0.01

TPD-118	151.5	154.5	3.0	0.43	0.08	Infill
	193.5	198.0	4.5	3.34	0.05
incl.	195.0	198.0	3.0	4.52	0.06
	235.5	237.0	1.5	10.80	0.10
	337.5	352.5	15.0	0.42	0.08
	397.5	399.0	1.5	0.79	0.07
	417.0	435.0	18.0	0.50	0.04
	460.5	463.5	3.0	0.58	0.03
	504.0	561.0	57.0	0.61	0.07
incl.	538.5	540.0	1.5	2.38	0.23
and	559.5	561.0	1.5	3.89	0.01
	568.5	571.5	3.0	0.96	0.02
	585.0	624.0	39.0	1.09	0.07
incl.	604.5	613.5	9.0	3.28	0.17

TPD-119	0.0	1.0	1.0	0.59	0.07	Infill
	105.0	106.5	1.5	0.58	0.03
	133.5	183.0	49.5	0.55	0.08
incl.	154.5	156.0	1.5	3.50	0.33
and	175.5	178.5	3.0	1.67	0.21
	199.5	201.0	1.5	4.61	0.19
	241.5	294.0	52.5	0.76	0.03

incl.	285.0	286.5	1.5	3.67	0.01
and	292.5	294.0	1.5	2.34	0.01
	306.0	357.0	51.0	0.55	0.04
incl.	324.0	325.5	1.5	1.50	0.02
incl.	328.5	330.0	1.5	1.86	nil

TPD-120	4.0	5.5	1.5	0.44	0.02	Stepout
	16.0	19.0	3.0	0.76	0.05
	51.0	60.0	9.0	0.48	0.03
	136.5	144.0	7.5	1.01	0.04
incl.	142.5	144.0	1.5	2.01	0.02
	153.0	157.5	4.5	0.72	0.02
	174.0	178.5	4.5	0.44	0.01
	192.0	198.0	6.0	0.56	0.01
	252.0	255.0	3.0	0.72	0.05
	265.5	267.0	1.5	0.69	0.05
	279.0	280.5	1.5	0.76	nil
	291.0	294.0	3.0	0.77	nil
	321.0	322.5	1.5	0.70	0.01

TPD-121	102.5	104.0	1.5	0.55	nil	Infill
	132.5	140.0	7.5	0.66	0.04
	146.0	149.0	3.0	1.22	0.11
incl.	146.0	147.5	1.5	1.83	0.14
	182.0	183.5	1.5	0.97	0.04
	200.0	266.0	66.0	0.85	0.09
incl.	236.0	237.5	1.5	2.01	0.16
and	239.0	240.5	1.5	4.73	0.11
and	254.0	255.5	1.5	1.93	0.08
and	261.5	263.0	1.5	3.13	0.07
	332.0	335.0	3.0	1.17	0.15
	356.0	366.5	10.5	0.65	0.04
	378.5	380.0	1.5	0.66	0.01
	405.5	407.0	1.5	0.90	0.05
	419.0	423.5	4.5	1.41	0.01
incl.	420.5	422.0	1.5	1.76	0.01
	446.0	447.5	1.5	4.46	0.01
	453.5	458.0	4.5	0.49	nil
	465.5	468.5	3.0	0.59	0.01

TPD-122	0.0	2.5	2.5	0.73	0.01	Exploration

	80.0	81.5	1.5	0.78	nil
	98.0	99.5	1.5	1.26	0.01
	153.5	155.0	1.5	1.03	0.01
	164.0	167.0	3.0	1.42	nil
incl.	165.5	167.0	1.5	1.95	nil

TPD-123	54.0	58.5	4.5	1.10	0.03	Infill
incl.	54.0	55.5	1.5	2.67	0.03
	105.0	106.5	1.5	6.73	0.05
	114.0	115.5	1.5	3.13	0.18
	121.5	160.5	39.0	0.84	0.08
incl.	133.5	135.0	1.5	2.71	0.11
incl.	138.0	139.5	1.5	1.73	0.08
incl.	145.5	147.0	1.5	1.61	0.06
incl.	159.0	160.5	1.5	3.52	0.14
	210.0	231.0	21.0	0.49	0.07
	285.0	300.0	15.0	0.94	0.06
incl.	288.0	292.5	4.5	2.13	0.06
	340.5	342.0	1.5	2.77	0.02
	352.5	354.0	1.5	4.87	0.13
	375.0	384.0	9.0	0.52	0.01
	418.5	420.0	1.5	1.10	nil
	426.0	427.5	1.5	0.58	0.01

TPD-124	0.0	1.0	1.0	0.99	0.01	Exploration
	206.0	207.5	1.5	0.47	0.01

TPD-125	2.5	4.0	1.5	1.85	0.04	Infill
	39.5	45.5	6.0	0.72	0.27
	116.0	126.5	10.5	0.57	0.01
incl.	119.0	120.5	1.5	1.92	nil
	131.0	144.5	13.5	0.56	0.04
incl.	141.5	143.0	1.5	1.95	0.04
	153.5	167.0	13.5	0.47	0.08
	171.5	174.5	3.0	0.62	0.10
	179.0	180.5	1.5	0.57	0.04
	186.5	194.0	7.5	1.84	0.09
	222.5	243.5	21.0	0.68	0.07
incl.	230.0	231.5	1.5	3.81	0.04
	285.5	287.0	1.5	0.58	0.07
	306.5	308.0	1.5	0.55	0.01

TPD-126	77.0	78.5	1.5	0.50	0.01	Exploration
	183.5	185.0	1.5	0.49	nil

TPD-127	82.5	85.5	3.0	0.70	0.07	Infill
	97.5	163.5	66.0	0.60	0.06
incl.	112.5	114.0	1.5	2.26	0.03
and	141.0	144.0	3.0	2.01	0.05
	207.0	208.5	1.5	0.78	0.12
	322.5	324.0	1.5	0.65	0.03

TPD-128	217.5	219.0	1.5	1.42	0.01	Exploration
*High gold assay intervals are top-cut to 12.0g/t consistent with NI-43-101 resource model
** True widths are estimated at approximately 70% of core length widths

Analytical testing and reporting of quantitative assays was performed independently by Acme Analytical Laboratories Ltd. (“AcmeLabs”). AcmeLabs is an ISO9001:2008 accredited laboratory for the tests reported herein. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results, supplementing a variety of internal QA/QC tests performed by AcmeLabs.

Mr. Brian Ray, P.Geo. Senior Resource Geologist with Sandspring and a Qualified Person under NI 43-101, has reviewed and approved the technical content of this press release.

Additional information on Sandspring can be viewed on SEDAR under the Corporation’s profile at www.sedar.com or on Sandspring’s website at www.sandspringresources.com.

For Further Information, Please Contact:

Mr. Abraham Drost, M.Sc., P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J-1H2 Tel: (807) 252-7800

This news release includes certain forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition, as well as management's objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon.

Sandspring Resources Ltd. has an ongoing obligation to disclose material information, as it becomes available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.